Christopher S. Auguste

Phone  212-715-9265

Fax  212-715-8277

cauguste@KRAMERLEVIN.com

December 30, 2011

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Function(X) Inc.
Amendment No 2 to Registration Statement on Form S-1
Filed November 23, 2011
File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated December 19, 2011 (the “Comment Letter”) to Robert F.X. Sillerman, Executive Chairman of Function(x) Inc. (“Function(x)” or, the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We are also sending courtesy copies of this letter to you by Federal Express.

For the Staff’s information, the Company is currently in the process of completing a probable acquisition that exceeds the 50% threshold for the purchase price significance test.  The Registration Statement has not been updated to discuss such acquisition nor does it include the target’s financial statements, pro forma financial information or other required disclosures in the Amendment No. 3.  Please note that the Company will not request effectiveness of the Registration Statement until the necessary information related to the target is included in the Registration Statement.  We respectfully ask the Staff to review the responses to the Staff’s Comment Letter prior to filing the updated Registration Statement including all of the required information related to the acquisition.

Amendment No. 2 to Registration Statement on Form S-1 Filed November 23, 2011

Prospectus Summary

General

1. We note your response to prior comment 23. Revise your registration statement to state, if true, that this registration statement is being filed to satisfy registration rights granted by the company to Adage Capital Partners L.P. in connection with the February 2011 private placement. Your disclosure should also explain that each of the other named selling shareholders was granted piggyback rights in connection with their respective share purchases.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
December 30, 2011

In response to the Staff’s comment, we have revised the disclosure on page 39 of Amendment No. 3 to include the requested information.

Overview of Our Business

Overview of Transition in the Company’s business, page 1

2. We note your expanded disclosure in response to prior comment 3. We further note the brief summary you provide of your initial product (i.e. the mobile application). However, your disclosure still lacks a concrete and readily understandable description of your proposed products (including the “suite of digital products” that the company plans to “develop, maintain, host and operate”). Expand your disclosure to describe the relevance of “generat[ing] digital audio fingerprints of the television content that users are viewing,” the kind of “branded content” you plan to deliver via the application and how such content will engage users, and specifics regarding the reward redemption program(s) you intend to use. Consider the use of examples and graphics to illustrate how the company’s mobile application will operate and demonstrate its key features. This comment also applies to your Business section.

In response to the Staff’s comment, we have revised the disclosure under "Our Loyalty Program" on pages 1 and 21 of Amendment No. 3 to include the requested information.

3. We note your response to prior comment 4 and your revised disclosure regarding the status of the company’s beta version. As previously requested, enhance your disclosure to describe what has been accomplished to date and what remains to be accomplished to develop a mobile application product that may be introduced commercially. Be specific regarding the nature of the additional product development required.

In response to the Staff’s comment, we have revised the disclosure under "Our Technology" on pages 2 and 21 of Amendment No. 3 to include the requested information.

4. We note your response to prior comment 5. As previously requested, revise your Prospectus Summary with respect to your mobile application, if true, that the company has generated no revenue to date and does not yet have a final product. To provide an appropriate introduction to your company, please provide this information in the initial paragraph.

In response to the Staff’s comment, we have revised the disclosure under "Revenue" on pages 2 and 22 of Amendment No. 3 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
December 30, 2011

5. We note based on your disclosure on page 24 that no patents have been issued with respect to the patent application rights acquired from Mobile Messaging Solutions, Inc. Revise your disclosure here and elsewhere to clarify that such acquired patent applications relate to pending, unissued patents.

In response to the Staff’s comment, we have revised the disclosure on pages 14 and 24 of Amendment No. 3 to clarify that patent applications acquired from Mobile Messaging Solutions, Inc. relate to pending, unissued patents.

Our Business, page 21

6. As noted in comment 2, your disclosure still lacks a concrete and readily understandable description of your proposed products. For example, on page 23 you refer to secondscreen applications without describing generally what such applications are. Additionally, on page 22 you note that one advantage of your product is that it “is uniquely designed to accommodate significant scale of simultaneous users.” However, your product description has not sufficiently explained why accommodating multiple users is required or advantageous. Review and revise your disclosure generally to address the foregoing and provide a more meaningful and specific description of your proposed products and how they can be used. Include in your discussion a readily understandable description of orchestrated media, generally, and how your proposed product compares conceptually.

In response to the Staff’s comment, we have revised the disclosure under "Our Loyalty Program" and "Our Technology" on pages 1, 2 and 21 of Amendment No. 3 to include the requested information.

Revenue, page 22

7. Review and revise your disclosure to describe more clearly how you intend to commercialize your product. Although you intend to generate revenue from television content providers and brand marketers, but it is unclear how you intend to identify such providers and marketers. We would expect enhanced disclosure to describe in more detail your plan to add e-commerce capability to the application and “second-screen tools” (as noted on page 15).

In response to the Staff’s comment, we have revised the disclosure under "Revenue" on pages 2 and 22 and under "Commercializing Our Product" on page 21 of Amendment No. 3 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
December 30, 2011

Seasonality, page 22

8. We note your response to prior comment 14. However, your revised disclosure is not responsive. As previously requested, enhance your disclosure to explain what is meant by the following statement: your revenue is expected to “exhibit a seasonal pattern that reflects variation in accordance with entertainment offerings and the desire of advertisers to try to influence consumers’ purchasing habits.” It remains unclear why revenue dependent on advertising sales from brands and television networks necessarily equates to a seasonal effect on your future revenues. Explain why you believe that seasonality is significant to your proposed operations. Please review and revise your disclosure accordingly.

In response to the Staff’s comment, we have revised the disclosure under "Seasonality" on page 22 of Amendment No. 3 to include the requested information.

Competition, page 22

9. You claim that “there is no known competitor [that] offers the full range of incentives and functionality as [your] initial product.” However, based on your current product description, there appear to be numerous companies (in addition to the sampling of competitors you name on page 23) with similar existing and/or developing applications focused on synchronizing television content with smart phones and tablets and delivering interactive viewing experiences to users, which will directly compete with the company’s proposed product. Given the foregoing, please explain how it is appropriate to describe your product as unique. Alternatively, enhance your disclosure to describe for investors whether there are any product functionalities completely unique to the company’s proposed product.

In response to the Staff’s comment, we have revised the disclosure under "Competition" on pages 2, 22 and 23 of Amendment No. 3 to include the requested information.

10. As noted above, the company’s proposed product appears to have numerous direct competitors. As previously requested, enhance your disclosure to identify the company’s relative strengths and weaknesses vis-à-vis its competitors to provide investors with a meaningful, reasonably specific discussion. Explain, for example, how the offerings of Shazam, IntoNow and Umami differ from the company’s proposed product, if at all (including how the company’s audio fingerprinting technology compares to existing technology with respect to accuracy of content identification and synchronization). Consider expanding your discussion of competitors to address, if applicable, applications by the BBC, Nielsen Company, Zee Box, MTV’s WatchWith, and MoziTv. To the extent the company’s proposed product functionality or technology materially differs from existing products, clearly identify such differences for investors. Also address how the company plans to compete with competitors who are better financed and have more established user bases (e.g. Yahoo!).

In response to the Staff’s comment, we have revised the disclosure under "Competition" on pages 2, 22 and 23 of Amendment No. 3 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
December 30, 2011

Executive Compensation

2011 Summary Compensation Table, page 29

11. We note your response to prior comment 17. However, your revised disclosure does not address our comment, which we reissue. Enhance your disclosure by addressing how you arrived at the amounts paid or payable to each named executive officer in fiscal 2011. Refer to Item 402(o) of Regulation S-K and ensure that your amendment provides “a narrative explanation of the material factors necessary to an understanding” of the executive compensation awards in fiscal 2011, including the basis for such awards and whether compensation for such executives in the current period is consistent with or expected to vary from the company’s executive compensation practices in fiscal 2011. In this regard, we note that compensation for Mr. Sillerman and Ms. Scardino “in the current period is consistent with [your] executive compensation practices for the fiscal year end 2011.” However, the foregoing is conclusory and does not provide the required insight into how their compensation amounts were determined.

In response to the Staff's comment, we have revised the disclosure on page 30 of Amendment No. 3 to include the requested information.

For the Staff’s information, we accounted for the Restricted Stock Unit awarded to our named executive officers in accordance with ASC 718 which requires that the value of the awards should be calculated based on the closing price of the common stock underlying the awards on the date of the grant.  Accordingly, we used the closing price of our common stock on the OTC Pink Sheets on the date the Restricted Stock Units were awarded to calculate the fair value of the awards.  Since the Restricted Stock units vest over a period of years, the Company recognizes compensation ratably over the term of the employment agreement.  At the time that Mr. Sillerman and Ms. Scardino entered into their employment agreements, the Company had just completed the Recapitalization and a third-party institutional investor purchased $10,000,000 of our shares of common stock at a price of approximately $0.76 per share.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
December 30, 2011

In response to the Staff's comment, we have revised the disclosure on page 30 of Amendment No. 3 to include the requested information. In accordance with ASC 718, we disclosed on the 2011 Summary Compensation Table that the award of (a) 1,500,000 RSUs to Ms. Scardino which was granted on February 15, 2011 with the closing price of the Company’s common stock at $25.50 per share, resulted in a fair value for the RSU award of approximately $38,250,000; and (b) 5,000,000 RSUs to Mr. Sillerman which was granted on February 24, 2011 with the closing price of the Company’s common stock at $17.00 per share, resulted in a fair value for the RSU award of approximately $85,000,000.  Mr. Stephenson’s RSU award is treated consistently with the Company’s policy  as it was applied to Mr. Sillerman and Ms. Scardino.

12. You refer to an executive incentive plan, pursuant to which eligible executives will receive annual cash bonuses. Please advise if the company currently has such an incentive plan and, if so, file such plan as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

For the Staff’s information, the Company currently does not have an executive incentive plan with respect to cash bonuses.  The Company has adopted an executive incentive plan for restricted stock, stock options and other equity awards, which plan was filed with the Commission on a Form 8-K on February 22, 2011.  We have added a reference to the executive incentive plan to our Exhibit list in Item 16 of the registration statement. Accordingly, we have clarified the disclosure to reflect that there is an executive incentive plan with respect to restricted stock and stock options and other equity awards and have deleted the reference to cash bonuses.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-1

13. We note your response to prior comment 21 and your confirmation that no investor who participated in the August 2011 unregistered offering, other than Sillerman Investment Company, LLC, had a preexisting relationship with the company. Given that there was a concurrent and ongoing public offering at the time of your private offering, please supplementally provide us with your legal analysis in support of your view that the unregistered offer and sale did not involve a general solicitation and is otherwise consistent with Section 4(2). Refer to Securities Act Release No. 33-8828.

The Company acknowledges that when the August 2011 private placement was completed, the Company’s registration statement, which is the subject of this comment letter, was pending (the “Registration Statement”), and therefore, the August 2011 private placement did occur when there was a concurrent and ongoing public offering represented by the Registration Statement.  In Release 33-8828, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of a registration statement. Specifically, Release 33-8828 provides that:

Mr. Mark P. Shuman
United States Securities and Exchange Commission
December 30, 2011

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers”. . .or institutional accredited investors. . . .; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Release 33-8828, pages 54-56.

For the August 2011 private placement, the Company engaged Tejas Securities Group Inc. and Craig-Hallum Capital Group, LLC, as placement agents, to arrange the placement.  The placement agents privately solicited the private placement investors and not through the means of a general solicitation in the form of the Registration Statement.  The placement agents privately approached Sillerman Investment Company, who was already an investor in the Company, to determine if it would be interested in acquiring more shares in the Company.  Sillerman Investment Company LLC agreed to participate in the August 2011 private placement based on its substantive pre-existing relationship with the Company.

Based on the guidance set forth in Release 33-8828, the Company believes that the Section 4(2) exemption under the Securities Act of 1933, as amended (the “Securities Act”), is available for the concurrent private placement since the Company’s common stock issued in the concurrent private placement was not offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. As described above, the Company has a substantive, pre-existing relationship with Sillerman Investment Company LLC and each of the other private placement Investors was contacted directly and privately by the placement agents. The Company affirms that no private placement investor was identified or contacted through any general solicitation, nor did any of them independently contact the Company as a result of the Registration Statement. Accordingly, neither the Company nor the placement agents can be said to have identified or contacted the private placement investors through a general solicitation by means of the Registration Statement or otherwise.

As a result of the foregoing, based upon the interpretive guidance provided in Release 33-8828, the Company believes that the concurrent August 2011 private placement is exempt from Section 4(2) of the Securities Act and should not be integrated with the Company’s public offering that is the subject of the Registration Statement.  Since none of the investors were offered shares of the Company pursuant to the Registration Statement, we believe that offer and sale of the Company’s shares in the August 2011 private placement did not involve a general solicitation and was consistent with Section 4(2).

Mr. Mark P. Shuman
United States Securities and Exchange Commission
December 30, 2011

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:  Mitchell J. Nelson (w. encl.)